Exhibit 99.6

Major US Telco Selects NICE’s Workforce Management Solution for Improved Operational Efficiency;
Deal Worth Over $5 Million, Further Solidifies Company’s Leadership in Communications Market

Telco to replace competing systems with NICE SmartCenter’s IEX TotalView Workforce Management, for implementation in a multi-site multi-skilled environment with over 100 new sites and over 20,000 agents

Ra’anana, Israel, October 27, 2009 – NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it has solidified its leadership in the communications market with a major win at a top US communications service provider. The service provider intends to expand its NICE environment and has selected IEX TotalView Workforce Management from NICE to improve its operational efficiency. The NICE solution was chosen for the unique breadth of its offering, which enables the scheduling of tens of thousands of agents working in a complex, multi-skilled and multi-site environment.

IEX TotalView Workforce management will simplify scheduling of agents and increase efficiency by ensuring that the right agents are working at the right times. It will also improve the telecommunication provider’s forecasting processes, as well as adherence, vacation planning, shift bidding, and other agent-related processes. As a result, the provider’s contact center managers will be able to operate the contact center business in a more effective manner.

Debbie May, President of the IEX Workforce Management Group at NICE commented, “We are very excited about being selected for a project of this scale. This is a testament to our record of excellent service and to our leading role in providing the telecommunications industry the premier workforce management solution with market leading functionality and quantifiable business and operational benefits.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com
Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.